[redacted]

08001083

GRUPO CARSO, S.A.B. DE C.V.

RECEIVED

2008 MAR -5 A 5:01

February 28, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A.B. de C.V., related to notice to extraordinary dividend, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on February 27, 2008:

"Grupo Carso, S.A.B. de C.V. informs the investor's public that today it held a Board of Directors meeting in which, among others matters, was approved to pay the shareholders an extraordinary dividend in cash of $7.00 M.N. (Seven pesos, domestic currency) per stock, originating from the balance of the Net Tax Profit Account, in a single exhibit, over the total amount of outstanding shares, as of March 7, 2008, in exchange of coupon number 17."

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

GRUPO CARSO, S.A.B. DE C.V.

RECEIVED

2008 MAR -5 A 5:51

February 28, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the Notice to the Stockholders of Grupo Carso, S.A.B. de C.V. related to the Extraordinary Dividend approved by the Board of Directors of such company held on February 25, 2008.

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

GRUPO CARSO, S.A.B. DE C.V.
NOTICE TO THE STOCKHOLDERS

CASH DIVIDEND

The Board of Directors of Grupo Carso, S.A.B. de C.V., in its meeting held on February 25, 2008, and exercising the powers granted to it by the Ordinary Stockholders General Assembly of the company held on April 26, 2007, approved to proceed to pay the stockholders an extraordinary dividend in cash of $7.00 Domestic Currency. (seven pesos, domestic currency) per stock, originating from the Net Tax Profit Account, in a single exhibit, over the total amount of outstanding stocks that integrate the capital stock, that shall be paid as of March 7, 2008, in exchange of coupon number 17.

The corresponding payment of the exhibit shall be made as of the aforesaid date, on business days and hours at Miguel de Cervantes Saavedra No. 255, first floor, at the corner of Moliere Street, Granada Neighborhood, Delegacion Miguel Hidalgo, Mexico, D.F., (Telephone 53 28 58 30). Regarding the stocks in deposit at S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., payment shall be made in accordance to the legal and administrative provisions that apply.

Mexico, D.F., February 25, 2008

(Signature)
Lic. Sergio F. Medina Noriega
Secretary of the Board of Directors

END